Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, CA 92121

July 13, 2015

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Martin James

Re:

Tandem Diabetes Care, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 24, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed April 30, 2015

File No. 001-36189

Responses to Staff comments made by letter dated July 2, 2015

Dear Mr. James:

Set forth below is the response of Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”), to a comment made by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated July 2, 2015 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”).  Concurrent with the submission of this response letter, and in response to the Staff comment raised in the Comment Letter, the Company is filing separate amendments to the Form 10-K and the Form 10-Q.

The Company’s response is preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2014

Exhibits 31.1 and 31.2

1.

We note that the certifications filed as Exhibits 31.1 and 31.2 do not include the language regarding internal control over financial reporting in the introductory paragraph 4 as required by Item 601(b)(31) of Regulation S-K.  Also, we note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-Q for the period ended March 31, 2015 exclude the same language, as well as paragraph 4(b) in its entirety.  Please amend your filings to include corrected certifications that provide all of the required statements.

Company Response:

In response to the Staff’s comment, the Company respectfully acknowledges that it inadvertently omitted certain statements from the certifications filed as Exhibit 31.1 and Exhibit 31.2 to each of the Form 10-K and Form 10-Q.  As requested by the Staff, the Company has filed via EDGAR, on the date hereof, an amendment to each of the Form 10-K and the Form 10-Q each of which include, as exhibits thereto, the certifications in the form required by Item 601(b)(31) of Regulation S-K.  The Company further acknowledges that the certifications, in the form filed with the amendments, were each true and correct as of the original filing date of the Form 10-K and Form 10-Q, respectively.

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the Company’s outside counsel, Ryan C. Wilkins, via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, please contact me via telephone at (858) 255-6380 or via email at dberger@tandemdiabetes.com

Sincerely,

TANDEM DIABETES CARE, INC.

/s/ David B. Berger

David B. Berger

General Counsel

cc:

Tandem Diabetes Care, Inc.

Kim D. Blickenstaff, Chief Executive Officer

John Cajigas, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Ryan C. Wilkins, Esq.